11021567

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 01 2011
18 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Fidelity Investments Institutional Services Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) Massachusetts (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Castella (212) 335-5926
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

pwc

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
189

Report of Independent Accountants

To the Board of Directors and Stockholder of
Fidelity Investments Institutional Services Company, Inc.
(A Wholly-Owned Subsidiary of FMR LLC):

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Fidelity Investments Institutional Services Company, Inc. for the year ended December 31, 2010, which were agreed to Fidelity Investments Institutional Services Company, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Fidelity Investments Institutional Services Company, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for Fidelity Investments Institutional Services Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment on page 1, item 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Noted no amounts paid for item 2B and noted $3,220 paid for item 2F.

2. Compared the Total Revenue amount reported on page 3 line of the audited Form X-17A-5 for the year ended December 31, 2010 with the Total revenue amount of $513,529,541 reported on page 2, item 2a of Form SIPC-7 for the period ended December 31, 2010, noting no differences;

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Noted no adjustments reported on page 2, item 2b of Form SIPC-7.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

b. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $512,384,943 to the supporting statement of income schedule for the year ended December 31, 2010 provided by the Company, noting a difference of $(345,943);

c. Compared deductions on line 2c(8), other revenue not related either directly or indirectly to the securities business, of $(143,563) to the supporting statement of income schedule for the year ended December 31, 2010 provided by the Company, noting a difference of $805,563;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ 0.0025 on page 2, line 2e of $1,288,161 and $3,220, respectively of the Form SIPC-7, noting differences;

   b. Recalculated the mathematical accuracy of the deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, using amounts for the year ended December 31, 2010 on the supporting statement of income schedule, noting no differences;

   c. Recalculated the mathematical accuracy of the deductions on line 2c(8), other revenue not related either directly or indirectly to the securities business, using amounts for the year ended December 31, 2010 on the supporting statement of income schedule, noting no differences;

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the period ended December 31, 2009 on which it was originally computed, noting a difference of $402,267, which is described on page 1, item 3 of Form SIPC-7.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors and Stockholder of Fidelity Investments Institutional Services Company, Inc., the

Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 28, 2011

AFFIRMATION

We, SCOTT CUOTO and HARRIS KOMISHANE, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fidelity Distributors Corporation for the year ended December 31, 2010, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/28/11
Date

President
Title

Signature 2/28/11
Date

Senior Vice President and Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 28th day of February, 2011

Notary Public

pwc

SEC Mail Processing
RECEIVED
MAR 01 2011
Wash. D.C.
189
Section

Report of Independent Auditors

To the Board of Directors and Stockholder of
Fidelity Distributors Corporation
(A Wholly-Owned Subsidiary of FMR LLC):

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Fidelity Distributors Corporation (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 28, 2011

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2010
(Dollars in thousands, except share data)

ASSETS		
Investments, at fair value	$	57,279
Receivables:		
Brokers and dealers		135,332
Mutual funds		178,599
Total Receivables		313,931
Deferred dealers concessions, net		41,505
Property and equipment, net		38
Prepaid expenses		300
Total Assets	$	413,053
LIABILITIES		
Payables:		
Brokers and dealers	$	146,756
Mutual funds		135,258
Total Liabilities		282,014
STOCKHOLDER'S EQUITY		
Preferred stock, 5% non cumulative, $100 par value; authorized 5,000 shares; 4,750 shares issued and outstanding		475
Common stock, $1 par value; authorized 1,000,000 shares; 1,061 shares issued and outstanding		1
Additional paid-in capital		132,292
Retained earnings		107,710
		240,478
Less: Net receivable from FMR LLC		(109,439)
Total Stockholder's Equity		131,039
Total Liabilities and Stockholder's Equity	$	413,053

The accompanying notes are an integral part of the financial statements.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
STATEMENT OF INCOME
For the year ended December 31, 2010
(Dollars in thousands)

REVENUES:		
Mutual fund distribution fees	$	417,423
Less: Mutual fund distribution fees reallowed to brokers, dealers and affiliates		394,505
Net mutual fund distribution fees		22,918
Marketing and distribution services		1,152,614
Other		77
Total net revenues		1,175,609
EXPENSES:		
Marketing and distribution services expense		957,920
Promotion and marketing		112,268
General and administrative		46,882
Occupancy		4,654
Employee compensation and benefits		1,895
Other		1,236
Total expenses		1,124,855
Income before charge equivalent to taxes on income		50,754
Charge equivalent to taxes on income		742
Net income	$	50,012

The accompanying notes are an integral part of the financial statements.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2010
(Dollars in thousands)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Receivable from FMR LLC	Total Stockholder's Equity
Balance at December 31, 2009	$ 475	$ 1	$ 132,292	$ 57,698	$ (82,992)	$ 107,474
Change in net receivable from FMR LLC	-	-	-	-	(26,447)	(26,447)
Net income	-	-	-	50,012	-	50,012
Balance at December 31, 2010	$ 475	$ 1	$ 132,292	$ 107,710	$ (109,439)	$ 131,039

The accompanying notes are an integral part of the financial statements.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010
(Dollars in thousands)

Cash flows provided by (used in) operating activities:		
Net income	$	50,012
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization		271
Unrealized gain on investments		(2)
Change in operating assets and liabilities:		
Receivable from brokers and dealers		(9,759)
Receivable from mutual funds		13,189
Deferred dealer concessions, net		8,571
Prepaid expenses		(206)
Payable to brokers and dealers		(16,087)
Payable to mutual funds		9,695
Cash provided by operating activities		55,684
Cash flows provided by (used in) investing activities:		
Purchases of investments		(30,065)
Transfer of property and equipment to an affiliate		828
Cash used in investing activities		(29,237)
Cash flows used in financing activities:		
Change in net receivable from FMR LLC		(56,447)
Proceeds from settlement of receivable from FMR LLC		30,000
Cash used in financing activities		(26,447)
Net change in cash		-
Cash, beginning of period		-
Cash, end of period	$	-

The accompanying notes are an integral part of the financial statements.

A. Principal Business Activities

Fidelity Distributors Corporation (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company's parent is FMR LLC. The Company is the principal underwriter and distributor of mutual funds managed by an affiliate and is the sponsor of the Fidelity Destiny plans.

The Company generates the majority of its revenue by providing marketing and distribution services to affiliates. Fees for such services are based on costs incurred. The remainder of the Company's revenue is generated by mutual fund distribution fees and commissions from the Fidelity mutual funds. This revenue is asset based and, as a result, the Company's revenues may fluctuate based on the performance of the financial markets.

B. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2010, as well as the reported amounts of revenues and expenses during the year ended December 31, 2010. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition

Marketing and distribution services revenue is recognized as earned. Mutual fund distribution fees earned for the distribution of Fidelity mutual fund shares are recognized as such services are performed and the fees are based on a percentage of the average net assets in those mutual funds. Under certain arrangements, a portion of the mutual fund distribution fees earned is reallowed to third-party, affiliated brokers and dealers and other intermediaries. Commissions are generally based as a percentage of assets sold to affiliated and third-party brokers and dealers and intermediaries and recognized on the trade date of the transaction. Mutual fund deferred sales commissions are recognized on the trade date.

The Company voluntarily agreed to reimburse fees for certain Fidelity mutual funds in the amount of $111,445 for the year ended December 31, 2010. Certain brokers and dealers and intermediaries have also agreed to waive substantially all of these fees reallowed from the Company.

Receivables from and Payables to Brokers and Dealers and Mutual Funds

Included in the receivables from brokers and dealers and mutual funds and the payables to brokers and dealers and mutual funds are mutual funds' purchase and redemption trades, measured at fair value, that are unsettled at December 31, 2010.

Cash

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand and demand deposits.

B. Summary of Significant Accounting Policies, continued:

Investments

Investments consist of shares held in Fidelity money market mutual funds and an actively traded equity security. Investments are measured at fair value on a recurring basis. The fair values of investments are determined using quoted market prices or published net asset values, as applicable. Realized and unrealized appreciation / depreciation on investments is computed on a specific identified cost basis and is included in the statement of income as a component of other revenue. Interest income is recognized as earned and dividend income is recognized on the ex-dividend date.

Fair Value Measurement

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using primarily the straight-line method based on estimated useful lives as follows: computer equipment and software, three years; furniture and equipment, three to 15 years; and leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Maintenance and repairs are charged to expense when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. Any gain (loss) on the sale or retirement of property and equipment is included in the statement of income.

B. Summary of Significant Accounting Policies, continued:

Deferred Dealers Concessions

Deferred dealers concessions include sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds which are deferred and amortized over periods generally ranging from one to five years. In the event that the underlying mutual fund shares to which the deferred sale charge unit relates are redeemed earlier than the estimated life, the unamortized balance is fully charged against income.

Deferred dealers concessions of $41,505 are reported net of accumulated amortization of $111,929 as of December 31, 2010.

Impairment of Long Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When the carrying amount of a long-lived asset exceeds its fair value and exceeds the sum of the expected undiscounted cash flows from its use and eventual disposition, the carrying amount of the asset is reduced to fair value through a charge against income.

Income Taxes

The Company is allocated by FMR LLC a direct intercompany charge equivalent to taxes due on income as if it were filing tax returns on a separate company basis. Deferred income taxes are allocated to the Company by FMR LLC as a result of differences in the recognition of revenue and expense for tax and financial reporting purposes. At December 31, 2010, the Company's net deferred tax assets approximated $472 and are included in the net receivable from FMR LLC. The primary source of temporary differences which comprise the net deferred tax asset is deferred compensation expense. FMR LLC files state tax returns on a unitary/combined basis which is reflected in the Company's income tax charge (benefit). Additionally, the Company files certain state tax returns on a separate company basis.

Recent Accounting Pronouncements

Fair Value Measurements

In January 2010, the FASB amended its standard on fair value measurements and disclosures to add new requirements for disclosures about significant transfers into and out of Levels 1 and 2 and gross presentation of activity within the Level 3 rollforward with separate disclosures about purchases, sales, issuances, and settlements. The amended standard also clarifies existing fair value disclosures about the level of disaggregation as well as inputs and valuation techniques used to measure fair value. The Company adopted this amended standard effective January 1, 2010. Adoption of this amended standard did not have a material impact on the financial statements.

(Dollars in thousands)

C. Investments

At December 31, 2010, investments consist of the following:

	Cost	Unrealized Gains	Fair Value
Money market funds	$ 57,271	$ -	$ 57,271
Equity security	3	5	$ 8
Total	$ 57,274	$ 5	$ 57,279

At December 31, 2010, all of the Company's investments measured at fair value are classified as Level 1 within the fair value hierarchy. There were no transfers into or out of Level 1 of the fair value hierarchy during the current period.

D. Transactions with FMR LLC and Affiliated Companies

The Company is party to several arrangements with affiliated companies. Under the marketing and distribution services arrangement, the Company charged these affiliates $1,152,614 for services provided to them during 2010 based on a cost or cost plus arrangement. The Company also earned $97,628 mutual fund distribution fees and commissions from affiliates.

In addition, the Company is charged for services provided by FMR LLC and affiliated companies. A summary of charges is as follows:

Marketing and distribution services	$ 957,920
Other	56,020
	$ 1,013,940

The Company reallowed certain mutual fund distribution fees to affiliates of approximately $97,581 for the year ended December 31, 2010

The Company updates arrangements with affiliated companies on a periodic basis. During the year ended December 31, 2010, substantially all of the Company's employees transferred to another affiliate.

The Company participates in FMR LLC's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plan are based on either stated percentages of eligible employee compensation or employee contributions.

(Dollars in thousands)

The Company also participates in FMR LLC's Retiree Health Reimbursement Plan, a health reimbursement arrangement covering all eligible employees. The charge is based on the number of full-time and part-time employees participating in the plan.

D. Transactions with FMR LLC and Affiliated Companies, continued:

The Company participates in various FMR LLC share-based compensatory plans and is allocated a compensation charge that is amortized over the period in which it is earned. This charge is based on the change in the Net Asset Value ("NAV") of FMR LLC shares, as defined.

For the year ended December 31, 2010, aggregate expenses charged to the Company related to these retirement and share based compensation plans were approximately $43.

All intercompany transactions with FMR LLC and affiliated companies are charged or credited through an intercompany account with FMR LLC and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR LLC. Under an agreement with FMR LLC, the Company may offset assets and liabilities which will ultimately be settled by FMR LLC on behalf of the Company against its receivable from FMR LLC. In accordance with the agreement, net liabilities of approximately $53,551 have been offset against the receivable from FMR LLC.

E. Property and Equipment

Property and equipment consists of the following at December 31, 2010:

Software	$	1,373
Computer equipment		800
Other		25
		2,198
Less: Accumulated depreciation and amortization		(2,160)
	$	38

F. Charge Equivalent to Taxes on Income

The Company's parent, FMR LLC, is subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code which generally allows taxable income, deductions and credits to flow directly to its shareholders but is subject to tax in certain state and international jurisdictions. The Company is also subject to taxation under the Subchapter S rules.

The charge (benefit) equivalent to taxes on income consists of the following for the year ended December 31, 2010:

(Dollars in thousands)

Current :		
State	$	744
Deferred:		
State		(2)
	$	742

F. Charge Equivalent to Taxes on Income, continued:

The Company's effective tax rate for the year ended December 31, 2010 was 1.60%. The 2010 rate primarily differs from the statutory rate principally due to certain states. The Company files income tax returns both as part of the FMR LLC U.S. federal and state income tax return filings as well as on a separate company basis. With limited exceptions, the FMR LLC returns that include the Company's activity are no longer subject to federal tax examinations for years before 2006 or state and local examinations for years before 2003.

G. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company or that have not yet occurred.

H. Concentration of Credit Risk

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include broker dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

I. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternate method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2010, the Company had net capital of $54,725 of which $54,475 was in excess of its required net capital of $250.

J. Subsequent Events

The Company evaluated subsequent events through February 28, 2011 and did not identify any events that would require adjustments to or disclosure in its financial statements.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
COMPUTATION OF NET CAPITAL RULE UNDER RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934
December 31, 2010
(Dollars in thousands)

Net Capital:		
Total ownership equity	$	240,478
Deductions from net capital:		
Nonallowable assets:		
Net receivables		32,325
Deferred dealers concessions, net		41,505
Prepaid expenses		300
Property and equipment		38
Intercompany		109,439
Other deductions and charges		1,000
Total deductions		184,607
Net capital before haircuts on security positions		55,871
Less: Haircuts on security positions		(1,146)
Net capital	$	54,725
Capital requirement	$	250
Net capital in excess of requirement	$	54,475

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between the computation of net capital in the Company's unaudited Part IIA FOCUS Report filed on January 26, 2011 and the corresponding computation included in this report as of December 31, 2010.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS FOR BROKERS AND DEALERS UNDER
RULE 15c3-3
DECEMBER 31, 2010
(Dollars in thousands)

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to subsection (k)(1).

pwc

Report of Independent Auditors
on Internal Control Required by
SEC Rule 17a-5

To the Board of Directors and Stockholder of
Fidelity Distributors Corporation
(A Wholly-Owned Subsidiary of FMR LLC):

In planning and performing our audit of the financial statements of Fidelity Distributors Corporation (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following: (1) The periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and (2) Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and (2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 28, 2011